  Exhibit 99.1

BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

August 26, 2019

ITEM 3.
NEWS RELEASE

The news release dated August 26, 2019 was disseminated through ACCESSWIRE Canada Ltd. and filed on SEDAR on August 26, 2019.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. announced that it is undertaking a non-brokered private placement involving the issuance of up to 13,000,000 Common Shares (the”Shares”) at a price of $0.20 per Share.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated August 26, 2019, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.
OMITTED INFORMATION

None.

ITEM 8.
SENIOR OFFICER

Contact:
Rocio Echegaray, Corporate Secretary
Telephone:
(604) 569-3661
Email:
rechegaray@prophecydev.com

ITEM 9.
DATE OF REPORT

August 26, 2019